UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                             SMITHFIELD FOODS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.50 PAR VALUE
                         (Title of Class of Securities)


                                    83224810
                                 (CUSIP Number)

                                 Kevin S. Moore
                Senior Vice President and Chief Financial Officer
                             The Clark Estates, Inc.
                                 30 Wall Street
                            New York, New York 10005
                            Tel. No.: (212) 269-1833

                                 With a copy to:

                             David W. Ambrosia, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1208
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  April 4, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]





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                                  SCHEDULE 13D

================================================================================
CUSI83224810                                                 Page  of __ Pages

--------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        The Clark Estates, Inc.
                        13-5524538
--------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   |_|
                                                                      (b)   |X|
--------------------------------------------------------------------------------
           3   SEC USE ONLY
--------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        Not Applicable
--------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        New York
--------------------------------------------------------------------------------
                                           7  SOLE VOTING POWER

           NUMBER OF                                   895,385
            SHARES
          BENEFICIALLY         -------------------------------------------------
         OWNED BY EACH                      8  SHARED VOTING POWER
           REPORTING
         PERSON WITH                                   0
                               -------------------------------------------------
                                           9  SOLE DISPOSITIVE POWER

                                                       895,385
                                ------------------------------------------------
                                          10  SHARED DISPOSITIVE POWER

                                                       0
--------------------------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        895,385
--------------------------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                       |_|
--------------------------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        4.9%
--------------------------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                        CO
================================================================================



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                  Pursuant to Item  101(a)(2)(ii)  of Regulation S-T promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 7 restates the Schedule 13D dated November 4, 1981 filed by The Clark Estates, Inc. (as amended, the "Schedule 13D").

Item 1.           Security and Issuer.

                  This Amendment No. 7 relates to shares of Common Stock, $.50 par value per share (the "Common Stock") of Smithfield Foods, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 900 Dominion Tower, 999 Waterside Drive, Norfolk, Virginia 23510.

Item 2.           Identity and Background.

                  (a) - (c) This statement is being filed by The Clark Estates, Inc. (the "Reporting Person").

                  The Reporting Person is a New York corporation principally engaged in the business of providing administrative services relating to investments of certain institutional, corporate, individual and trust accounts affiliated with the Clark family. The principal business and principal office address of the Reporting Person is 30 Wall Street, New York, New York 10005.

                  The name, business address, present principal occupation or employment of each executive officer and director of the Reporting Person (the "Executive Officers and Directors") are set forth in Schedule I hereto, which is incorporated herein by reference.


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                  (d) - (e) During the last five years,  neither  the  Reporting
Person nor, to the best knowledge of the Reporting Person, any of the Executive Officers and Directors has (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or sate securities laws or finding any violation with respect to such laws.

                  (f) Each of the persons listed in this Item 2 or Schedule I hereto is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On October 27, 1981, eleven accounts for which the Reporting Person provides investment services purchased directly from the Company pursuant to note purchase agreements an aggregate principal amount of $6,100,000 of 10% Convertible Subordinated Notes, Series A, due November 1, 1991 (the "Notes"). The Notes were convertible into shares of Company Common Stock at a rate of $6 per share (or an aggregate of 7,016,666 shares), subject to adjustment. The aggregate $6,100,000 purchase price for the Notes was provided by funds available for investment in each of the eleven accounts.

                  The Notes were issued as part of an offering by the Company of an aggregate of $7,750,000 of principal amount of Notes. Pursuant to the terms



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of the  offering,  the Company  increased  the number of members of its Board of
Directors by two and agreed that for so long as any Notes remained outstanding the holders of a majority of such outstanding Notes would be entitled to nominate the individuals to fill the two additional board seats. During 1985 and 1986 the Company redeemed and repurchased from the Reporting Person Notes in an aggregate principal amount of $3,812,500, as disclosed in Amendment No. 1 (dated August 19, 1985) and Amendment No. 2 (dated May 8, 1986) of the Schedule 13D. Thereafter the Reporting Person converted its remaining Note holding into Company Common Stock pursuant to the terms of the conversion rights under the Notes. Between 1986 and 1994 the Company announced two separate two-for-one splits of the Company Common Stock and during this period the Reporting Person sold certain shares of the Company Common Stock in a series of transactions, which were disclosed, where required, in the following amendments of the
Schedule 13D: Amendment No. 3 (dated April 22, 1988), Amendment No. 4 (dated January 4, 1991), Amendment No. 5 (dated July 31, 1991) and Amendment No. 6 (dated August 19, 1991).

Item 4.           Purpose of Transaction.

                  The purpose of the Reporting Person's purchase of the Notes was for investment. The purpose of the Reporting Person's various dispositions of the Notes and Company Common Stock, including the sales reported below, was to liquidate the investment in the Company.



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Item 5.           Interest in Securities of the Issuer.

                  (a)      The remaining 895,385 shares of Company Common
Stock beneficially owned by the Reporting Person constitute 4.9% of the outstanding shares of Company Common Stock (based upon an aggregate of 18,093,015 outstanding shares of Company Common Stock, as reported in the Company's Form 10-Q for the period ended January 26, 1997).

                  (b) The Reporting Person has sole power to vote or to direct the vote of the shares of Company Common Stock referred to in paragraph (a) above and sole power to dispose or to direct the disposition of any such shares.

                  (c) Information with respect to all transactions in the Company Common Stock which were effected by the Reporting Person during the past sixty days is set forth in Schedule II hereto, which is incorporated herein by reference.

                  (d)      Not applicable.

                  (e) As of April 4, 1997 the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Company Common Stock as a result market sales of Company Common Stock by the Reporting Person.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  Neither the Reporting Person, nor (to the best
knowledge of the Reporting Person) any of the Executive Officers and Directors, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company,



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including  but not limited to the transfer or voting of any of such  securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

                  All Exhibits to Schedule 13D previously filed in paper format are incorporated by reference herein pursuant to Rule 102(a) of Regulation S-T promulgated under the Act.


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                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April __, 1997
Date


/s/ Kevin S. Moore
-----------------------------
Signature


Senior Vice President and
Chief Financial Officer
The Clark Estates, Inc.
-----------------------------
Name/Title



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                                   SCHEDULE I

                       Executive Officers and Directors of
                             The Clark Estates, Inc.

                  Except where otherwise indicated, the business address of each of the following is The Clark Estates, Inc., 30 Wall Street, New York, New York 10005.


                             Principal Occupation
Name                         and Name of Business

Edward W. Stack              President and Director
                             The Clark Estates, Inc.
                             Management Services

Jane F. Clark                Chairman and Director
                             The Clark Estates, Inc.
                             Management Services

Kevin S. Moore               Senior Vice President, Chief
                             Financial Officer and Director
                             The Clark Estates, Inc.
                             Management Services

William T. Burdick           Secretary
                             The Clark Estates, Inc.
                             Management Services

Anne L. Peretz               Director
                             The Clark Estates, Inc.
                             Management Services

Marshall F. Wallach          Director
                             The Clark Estates, Inc.
                             Management Services





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                                   SCHEDULE II


                      Transactions in Company Common Stock
                          Effected by Reporting Person
                             During Past Sixty Days



              Transaction               Number of              Per Share
Date             Type                   Shares Sold            Sale Price

3-25-97       Market Sale               35,000                 $42.2140

3-26-97       Market Sale               40,000                 $41.2813

3-26-97       Market Sale               100,000                $41.2720

3-27-97       Market Sale               100,000                $41.1250

3-27-97       Market Sale               20,000                 $41.0625

3-27-97       Market Sale               30,000                 $41.2500

4-1-97        Market Sale               20,000                 $42.2562

4-1-97        Market Sale               25,000                 $42.6250

4-2-97        Market Sale               10,000                 $42.5000

4-3-97        Market Sale               20,000                 $42.6560

4-4-97        Market Sale               20,000                 $44.5000

4-4-97        Market Sale               30,000                 $45.2396





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